Exhibit 99.1

Redwood Mortgage Corp., Manager                     May 2018

Redwood Mortgage Investors VIII, a California Limited Partnership

Fair Value per Unit at December 31, 2017

Background

Redwood Mortgage Corp. (RMC or manager) obtained information regarding the fair value of a unit of limited partnership interest and of net assets at December 31, 2017 (the valuation date) for Redwood Mortgage Investors VIII, a California Limited Partnership (RMI VIII or the partnership). A qualified, nationally prominent firm performed the analysis in accordance with scope criteria, objectives and an overall approach set by RMC. The purpose of their valuation was to provide an opinion of the fair value of a unit of partnership interest, which is determined principally by the fair value of the commercial mortgage loans and real estate owned (REO) held in portfolio (collectively referred to as, the “subject items”) and the liquidity available to the limited partners, inclusive of redemption price and distribution factors.  The firm understood that the valuation report would be used by the manager for financial and regulatory reporting purposes, specifically FINRA Rule 2310 and NASD Rule 2340.  Income (including Discounted Cash Flow methods), Market and Cost approaches were utilized, as appropriate, in deriving the fair values.

As of the valuation date, RMI VIII had total assets with a book value of approximately $140.5 million comprised of $1.7 million in net cash, $130.0 million in loan principal in 72 secured loans, approximately $7.0 million in 6 REO properties and $1.82 million in accrued interest and other assets.  Partners’ capital was $140.4 million, net of the formation loan of $5.6 million at December 31, 2017.  Based on our analysis contained herein, the fair value of the loan and REO portfolios is approximately $140.3 million, representing a premium of approximately $3.4 million to the book value of the portfolios.

Fair Value of a Unit of Limited Partnership Interest for RMI VIII

Based on the analysis summarized below, RMC concurred with the firm’s conclusion that the fair value of a unit of limited partnership interest, as of the valuation date, is $0.98.

RMI VIII limited partnership units have substantial restrictions on transferability and redemptions, including maximum individual and total annual and quarterly redemptions. To provide liquidity to limited partners, the partnership agreement provides that limited partners, after the minimum five-year period, may withdraw all or a portion of their capital accounts in twenty quarterly installments or longer, as determined by RMC in light of partnership cash flow. A limited partner may liquidate all or a part of the limited partner’s capital account in four quarterly installments, subject to a ten percent (10%) early withdrawal penalty applicable to any sums withdrawn prior to the time when such sums could have withdrawn without penalty.  There is also a limited right of liquidation for an investor’s heirs upon an investor’s death. The partnership has not established a cash reserve from which to fund withdrawals and, accordingly, the Partnership’s capacity to return capital is subject to the availability of cash.

Therefore, the following three methods for valuing the $1 per unit redemption price – considering these restrictions – are outlined below.

1.

The Black-Scholes-Merton option-pricing model was used as another proxy or method to corroborate the unit value. The Black-Scholes-Merton model is a mathematical formula used to calculate a theoretical call value using key determinants of an option's price: stock price, strike price, volatility, time to expiration, and short-term (risk-free) interest rate. The volatility is derived from the trading volatilities of companies comparable to RMI VIII for a term commensurate with the expected term of maturity. Using these inputs, the Black-Scholes-Merton model produces an option

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value of $0.99 (same as at years ended December 31, 2016 and 2015).

2.

Per the Partnership Agreement, after five years the limited partners may redeem their units at 100 percent of the lesser of the purchase price or the then capital account balance subject to a cap during any calendar year of 20 percent of the total limited partners’ capital account balances at the beginning of the year.  The firm calculated the present value of a $1.00 unit value using a 2.5 year risk free rate (1.94%) over the average duration of 2.5 years, resulting in a calculated fair value per partnership unit at the valuation date of $0.95 ($0.98 for 2016 - and 2015 - when the 2.5 risk free rate was 1.34%).

3.	Based on the average age of an investment in RMI VIII exceeding 5 years, the redemption percentage is 100% or $1.00 per unit.

The Gross Fair Value per unit at December 31, 2017 was computed at $1.01 based on the fair value of the assets (net) of $142.1 million and Net RMI VIII partners’ capital of $140.4 million.

Valuation of the Commercial Mortgage Loan Portfolio

The fair value of the loan portfolio is approximately $130.9 million, representing a premium of approximately $0.9 million (0.7%) from the book value of $130.0 million.

At December 31, 2017, RMI VIII had a loan portfolio with a principal balance of $130.0 million. These commercial mortgage loans were secured by single-family residences (37 percent), multi-family (4 percent), commercial (58 percent) and land (1%). The balances and key characteristics of each loan strata came from RMI VIII’s loan trial balance and were, classified into pools of like assets and then valued, as appropriate.

The valuation work was completed in accordance with ASC 820 (from the Codification of Accounting Standards published by the FASB), which calls for a priority of valuation methods. In the context of a loan portfolio valuation, Level 1 inputs are direct sale quotes for the specific loans; Level 2 inputs are sales of comparable loans and, Level 3 inputs require the use of management assumptions in determining the fair value of the loans. The critical reasons for the lack of Level 1 or 2 quotes are as follows:

°

Non-Standardization: mortgage and commercial real estate credit generally is specific to an in- house lending policy, borrower needs, local market conditions, and - for RMC’s loans in particular (which are of shorter term and lower LTV’s) - the unique characteristics of the real property collateralizing the loans. With the exception of certain types of mortgage credit, the terms and conditions usually do not fit a conforming standard that are consistent across loans. As such, mortgage and commercial real estate loans often are not liquid and an inducement to investors requires a significant premium. Interests in some large loans are traded in the secondary market, but generally with very low frequency; the vast majority of loans never trade after origination and syndication.

°

Market Preferences: In times of market turmoil, fixed-income investors often pursue less risky investments, such as U.S. government bonds and bills, agency securities and investment grade corporate bonds and notes. To induce market investors to invest in certain loans requires a significant “liquidity” discount on the value of a credit to compensate for inability to shift from one asset to another.

The valuation considered adjustments regarding interest rate risk, required equity return, servicing and a liquidity risk. We generally considered systematic liquidity risk, or the liquidity risk associated with financial instruments that are uniquely designed and generally having limited covenants and borrower- specific terms and conditions, as well as unsystematic liquidity risk.

The firm engaged by RMC did not undertake a separate, independent credit file review of the loans. RMC projects credit losses at the time of loan funding to be zero dollars due to the low LTV’s at origination.

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Management of RMC believes that exercising strong discipline in underwriting loan applications and lending against collateral at conservative weighted average loan-to-value ratios provides additional safety against possible loan losses.  Management also reviews the values of collateral periodically to validate the “protective equity.”  The firm reviewed the estimated loss-rates assumption for reasonableness. Life-of-loan loss estimate percentages are calculated for each pool separately.

Based on the firm’s economic forecasting model, the minimum projected loss rate of one percent (1%) is applied to in order to account for the necessary “alpha” involved in valuing assets without zero credit risk (applied to imply the inherent credit risk above notes issued by the U.S. Treasury). The one percent (1%) loss rate is then applied to the performing loan balances of each of the individual loan pools to forecast the total losses that are expected for each of the respective loan pools. A monthly loss rate was applied to the beginning balance each month for each loan pool that would result in the sum of the monthly losses to be equal to the estimated losses.

Performing loans were valued using the Discounted Cash Flow methodology and were then pooled based on similar characteristics, such as underlying collateral and loan type.

In applying the discounted cash flow approach, the fair value of the loan portfolio was based on the present value of the expected cash flows from the portfolio. This process involved the following steps:

°	The monthly principal and interest cash flows were projected based on the contractual terms of the loans, including both maturity and contractual amortization;
°	The monthly principal and interest cash flows were adjusted for prepayments (12% for 2017, 6% for 2016), where appropriate;
°	A discount rate was developed based on the relative risk of the cash flows, taking into account the loan type, the maturity of the loans and a required return on capital; and
°

The monthly principal and interest cash flows were discounted to present value and summed to arrive at the calculated value of the loans.  This analysis was performed for each loan pool in the portfolio.

Valuation of the REO Portfolio

The fair value of the REO portfolio is approximately $7.748 million, representing a premium of approximately $0.7 million (10.4%) to the book value of  $7.0 million.

The firm conducted a review of the RMI VIII REO portfolio, comprised of six properties. This analysis involved a review of each file, which included historic appraisals, brokers’ opinion of value or list price, operating statements, listing agreements, offers, and pending and closed sales.

In performing the review, the firm relied on the third-party reports and did not further verify either the transactions supporting the market approach, the comparable rental rates, or closed sale prices.  The analysis also relied on the third-party appraisals’ descriptive information about the communities.  The firm’s review included an independent verification of some data about the subject properties, and also included the consideration of discussions with, and additional information provided by, Management.

In reviewing the REO files, the previous appraisals provided a historic basis for viewing the properties. The files contained either memos indicating brokers’ opinions of listing prices or full broker opinions of Value (“BOV”) reports including comparable market data and analysis. Since BOV’s are not standard appraisals, no USPAP Standard 3 review is required.

°	The valuation of the portfolio was based upon the most current information provided by the BOV along with additional information provided by the client (e.g. costs associated with bringing REO

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to standards to achieve market rates, and where available, sales of comparable units by RMI VIII). The opinions offered by the brokers of the retail pricings were checked for a major portion of the REO portfolio by a review of comparable sales in the marketplaces. The valuations of the Altura (Glendale, CA) and Silver Park (San Francisco) projects represent what is believed to be the fair market value based on a market approach, based on values derived from comparable sales of similar units in the projects within the three months prior to Valuation Date.

°	The estimated real estate values were reduced by the sales and closing costs provided by RMC to conclude to a Net Realizable Fair Value.

Sources of Information

RMC provided financial and other information to the firm and it accessed other information from various public, financial, and industry sources. The principal sources of information used in performing the valuation included the following:

°	SEC filings, financial statements, financial reports and other accounting records at and for the years ended December 31, 2017, 2016 and 2015
°	Historical capital contributions to RMI VIII including redemptions
°	Detailed loan trial balance as of December 31, 2017
°	Limited Partnership Agreement (sixth amended and restated)
°	Discussions with Management regarding the historical and expected future performance of RMI VIII, as well as related information contained in management reports
°	Capital IQ’s database of publicly-traded and private companies
°	SNL’s database of publicly-traded and private companies
°	Various industry sources regarding the general economic and mortgage industry outlook
°	Bloomberg’s online database covering financial markets and news; and
°	Other information pertinent to our analysis.

Procedures and Analytic Approaches

The firm performed the following customary procedures:

°	Received a description of the subject items;
°	Reviewed the various methodologies used to estimate the fair value of such items;
°

Identified the data and assumptions used by RMC in its determinations of fair value of REO and obtained the historical and current period data required to calculate the fair value of the commercial mortgages;

°	Calculated an estimate of the fair value of the subject items using the methodology and assumptions provided by Management.

The following is a description of the valuation approaches for assets.

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The Income Approach indicates the fair market value of the assets or liabilities of a business is based on the present value of the cash flows that can be expected to generate in the future. This approach is considered to be the most theoretically correct method of valuation since it explicitly considers the future benefits associated with the assets or liabilities. The Income Approach is typically applied using the Discounted Cash Flow Method.

The Discounted Cash Flow Method is comprised of four steps.

1)	Project future cash flows for a certain discrete projection period
2)	Discount these cash flows to present value at a rate of return that considers the relative risk of achieving the cash flows and the time value of money
3)	Estimate the residual value of cash flows subsequent to the discrete projection period
4)	Combine the present value of the residual cash flows with the discrete projection period cash flows to indicate the fair market value

The Market Approach uses the price at which similar assets or liabilities are exchanged to estimate the fair market value of the assets or liabilities.

The advantage of the Market Approach is that it recognizes the effect of most of the principal valuation factors identified above. Quoted market prices of similar publicly traded assets or liabilities incorporate the effects on value of earnings and cash generation while also recognizing general economic conditions, the position of the industry in the economy, and the position of the company in its industry.

As quoted market prices are the best indication of fair value, quoted market prices should be used whenever possible. However, the use of quoted market prices is limited to homogenous categories of the assets or liabilities for which frequent trading occurs. The key in applying the market approach is to be certain that there is comparability between the subject assets or liabilities and the quoted market assets or liabilities, and to make adjustments for any differences. If many subjective assumptions needed to be made to account for the differences, then a discounted cash flow approach may be utilized.

The Cost Approach, or book value analysis, should approximate fair value for the assets or liabilities, which reprice frequently, provided there has been no material change in the underlying structure or credit quality since origination. For example, if a frequently repricing loan was originated at prime, and if the loan were originated today it would be originated at prime, then book value should approximate fair value.

Book value may also approximate fair value for assets or liabilities with a relatively short term to maturity, provided there is little or no risk of material changes before maturity and the disparity between the assets’ or liabilities’ current rate and that of the quoted market rate is minimal. Any mark-to-market adjustment for these short-term assets or liabilities would presumably be immaterial.